August 8, 2011

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Amanda Ravitz
Gabriel Eckstein

Re:	Maxwell Technologies, Inc. (the “Company”)
Registration Statement on Form S-3
Filed April 5, 2011
File No. 333-173311

Dear Staff:

The Company has electronically transmitted via EDGAR Amendment No. 1 (“Amendment No. 1”) to the above-referenced registration statement (the “Registration Statement”), together with certain exhibits thereto. A signature page has been manually executed prior to the time of this electronic filing and will be retained by the Company for five years. We have also enclosed with the couriered delivery of this letter (i) three unmarked hard copies of Amendment No. 1, and (ii) three hard copies of Amendment No. 1 which are marked to show changes to the Registration Statement filed on April 5, 2011.

On behalf of Maxwell Technologies, Inc., this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the filing of the Registration Statement, which were included in your letter dated April 25, 2011 (the “Staff Letter”).

In this letter, we have reproduced your comments in italicized, bold type, and have followed each comment with our response. The numbered paragraphs of this letter set forth below correspond to the numbered paragraphs of the Staff Letter. References in this letter to “we,” “our” or “us” mean Maxwell Technologies, Inc.

1.	Please review any outstanding issues in your Form 10-K for the fiscal year ended December 31, 2010 before requesting acceleration of effectiveness.

Response:

•	The Company has received a letter from the Staff indicating that the Staff has no further comments to our Form 10-K for the fiscal year ended December 31, 2010.

Information Incorporated by Reference, page 22

2.	Please incorporate by reference your Forms 8-K filed January 31, 2011, February 14, 2011, and February 28, 2011. In addition, update this section as required, consistent with Rule 3-12 of Regulation S-X.

Response:

•

The Company has incorporated the 8-Ks set forth in the Staff Letter, together with the others filed subsequent to the date of the Staff’s Letter, in Amendment No. 1 and has updated this section as required, consistent with Rule 3-12 of Regulation S-X.

Amanda Ravitz

Gabriel Eckstein

August 8, 2011

Exhibit Index

3.	To the extent there is a delay in requesting effectiveness of your registration statement, or there is any change, other than typographical, made to the financial statements, or there have been intervening events since the prior filing that are material to the company, please provide a currently dated and signed consent from your independent accountants.

Response:

•	We have provided a currently signed and dated consent from our independent accountants, filed as Exhibit 23.1 to Amendment No. 1.

Please direct your questions or additional comments to my attention at (858.503.3300). Thank you for your assistance.

Sincerely,
Maxwell Technologies, Inc.

/s/ Kevin S. Royal
Kevin S. Royal
Senior Vice President, Chief Financial Officer,
Treasurer and Secretary

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